June 26, 2015

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds

Re:                             McEwen Mining Inc.

Registration Statement on Form S-3

Filed June 3, 2015

File No. 333-204688

Dear Mr. Reynolds:

McEwen Mining Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).  Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 15, 2015.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter:

General

Comment No. 1

If you elect to include guarantees in the registration statement, please revise the indenture incorporated by reference as Exhibit 4.1 to include applicable guarantee provisions and signature pages for each of the guarantors. Also file as an exhibit a legal opinion covering the guarantees. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.1.e.

Response

The Company respectfully acknowledges the Staff’s comment.  Amendment No. 1 has been revised to remove the subsidiary guarantors as co-registrants and remove the guarantees as a class of securities being registered pursuant to the Registration Statement.  Accordingly, the Company has not revised the indenture to include guarantee provisions or signature pages for the guarantors and the legal opinion has not been revised to cover the guarantees.

Comment No. 2

Please tell us, with a view toward disclosure, how your financial statements include the information required by Rule 3-10 of Regulation S-X relating to the subsidiary guarantors.

Response

The Company respectfully acknowledges the Staff’s comment.  As noted above, Amendment No. 1 has been revised to remove the subsidiary guarantors as co-registrants and remove the guarantees as a class of securities being registered pursuant to the Registration Statement.  Accordingly, the subsidiary guarantor financial statements are not required.

The Company also hereby acknowledges that:

•                        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact the undersigned at (647) 258-0395 or Mr. George Hagerty at (303) 454-2464.

Sincerely,

MCEWEN MINING INC.

/s/ PERRY Y. ING

Perry Y. Ing
Vice President & Chief Financial Officer

cc:	Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Mr. George Hagerty, Partner — Hogan Lovells US LLP